Exhibit 99.1

FOR IMMEDIATE RELEASE: December 1, 2021

CONTACT: mindmed@150bond.com

MindMed to Present at H.C. Wainwright 2nd Annual Psychedelics Conference

Mind Medicine (MindMed) Inc. (NASDAQ: MNMD), (NEO: MMED), (DE: MMQ) (the “Company”), a leading biotech company developing psychedelic-inspired therapies, today announced that MindMed’s Chief Executive Officer, Robert Barrow, will participate in a panel and Company’s management will participate in one-on-one investor meetings at the virtual H.C. Wainwright 2nd Annual Psychedelics Conference to be held on Monday, December 6, 2021.

Details on the panel discussion can be found below.

Topic: The Future of Mental Healthcare

Date: Monday, December 6, 2021

Time: 2:30 p.m. ET

A webcast of the company presentation will be available on-demand through the H.C. Wainwright conference portal beginning Monday, December 6, 2021 at 7:00 a.m. ET for those registered for the event.

About MindMed

MindMed is a clinical-stage psychedelic medicine biotech company that seeks to discover, develop and deploy psychedelic-inspired medicines and therapies to address addiction and mental illness. The Company is assembling a compelling drug development pipeline of innovative treatments based on psychedelic substances including psilocybin, LSD, MDMA, DMT and an ibogaine derivative, 18-MC. The MindMed executive team brings extensive biopharmaceutical experience to MindMed's approach to developing the next generation of psychedelic-inspired medicines and therapies.

MindMed trades on the NASDAQ under the symbol MNMD and on the Canadian NEO Exchange under the symbol MMED. MindMed is also traded in Germany under the symbol MMQ.

Media Contact: mindmed@150bond.com

Investor Contact: bmackle@lifesciadvisors.com

###